THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
AMERICAN PLAZA II
57 WEST 200 SOUTH
SUITE 310
SALT LAKE CITY, UTAH 84101

ALSO ADMITTED IN CALIFORNIA (inactive)	TELEPHONE (801) 359-9300 FAX (801) 359-9310 EMAIL: rnvance@qwest.net
July 5, 2006
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation (the “Registrant”)
Response to Comment 2 on Integration Issues
Registration Statement on Form SB-2 (the “Registration Statement”)
File No. 333-129347
Dear Ms. Jacobs:
     The purpose of this letter is to provide a supplemental response to comment 2 in your letter dated June 26, 2006. This comment raised the issue of why the issuance of the 440,000 shares to Rubicon Master Fund (“Rubicon”) and Phelps Dodge Corporation (“Phelps Dodge”), the two selling shareholders in the Registration Statement, subsequent to the filing of the Registration Statement would not be integrated with the offering that is the subject of the Registration Statement.
     In the instance of the securities issued to Rubicon and Phelps Dodge, the Registrant originally issued 6,250,000 shares of Class A Convertible Preferred Stock and common stock purchase warrants to purchase 6,250,000 shares of the Registrant’s common stock in July 2005, for which the Registrant received $5,000,000. On September 7, 2005, the Registrant issued to Phelps Dodge 625,000 shares of Class A Convertible Preferred Stock and common stock purchase warrants to purchase 625,000 shares of its common stock under identical terms as with Rubicon. The securities issued to Phelps Dodge were issued in satisfaction of the final payment of $500,000 due in connection with the purchase of the Registrant’s initial Cerro Blanco mining concessions. The Securities Purchase Agreement pursuant to which these securities were issued provided that if the Registrant were unable by January 31, 2006, to complete the registration of the shares underlying these securities and to complete its filing with the Canadian exchange, it would have to pay to Rubicon and Phelps Dodge liquidated damages per month equal to 1% of the amount paid for the securities or $55,000. The Registrant diligently attempted to comply with these contractual requirements by filing the Registration Statement on October 31, 2005, and attempting to respond in a timely manner to all comments from the Commission staff, and by retaining counsel in Canada to prepare the Canadian filing. Nevertheless, the Registrant was unable to meet the required deadlines.

Barbara C. Jacobs, Assistant Director
July 5, 2006

     In May 2006, subsequent to the original filing of the Registration Statement by the Registrant, the Securities Purchase Agreement was amended and the Registrant agreed to issue 400,000 shares to Rubicon and 40,000 shares to Phelps Dodge for extending the registration period to September 30, 2006, and eliminating the requirement for the Canadian filing.
The Issue of Integration
     The orientation of the Registrant in relation to compliance with securities laws has been focused on accomplishing its financial requirements in legitimate commercial transactions, in good faith with highly sophisticated and accredited investors and not by employing manipulative devices nor with the design, intent, or use of stratagems to circumvent the registration requirements of the Securities Act.
     In keeping with this orientation, the Registrant is of the view that its private placement transactions with Rubicon and Phelps Dodge are consonant with fundamental policy as expressed in the preamble to the Securities Act and as expressed in SEC v. Ralston Purina, 346 US 119, by privately placing the securities of the Registrant with investors who can fend for themselves and who are a class of investors that do not “need the protection” of the registration provisions of the Securities Act, all within the policy and principles as set forth in Black Box Incorporated, SEC No-Action Letter, (publicly available June 26, 1990) (“Black Box”), and Squadron, Ellenoff, Pleasant & Lehrer, SEC Interpretive Letter (available February 28, 1992) (“Squadron”).
     The Registrant views these proceedings with the staff of the Commission, particularly Black Box, to be compelling and authoritative precedent that the doctrine of integration should not be invoked in relation to the transactions of the Registrant with Rubicon and Phelps Dodge, and the currently processing Registration Statement of the Registrant as discussed below.
Black Box
     You will recall that in Black Box, the company was in extreme and substantial financial difficulty and it planned a very complicated recapitalization that comprehended several private placements of different classes of securities to be followed by an initial public offering of its common stock. Among the various private placements contemplated were Convertible Debentures which Black Box alternatively proposed to place (i) pursuant to agreements with purchasers to invest in the Convertible Debentures prior to filing the registered public offering of its common stock but where the purchase price would later be paid in an amount keyed to the public offering price of the common stock or (ii) the Convertible Debentures would be sold simultaneously with the registered public offering of the common stock.

Barbara C. Jacobs, Assistant Director
July 5, 2006

     With regard to the simultaneous private placement of the Convertible Debentures, and the registered public offering, Black Box proposed alternative classes of prospective purchasers of the Convertible Debentures as follows:
If the Company does not negotiate and execute definitive purchase agreements relating to the private placement of the Convertible Debentures prior to the filing of the registration statement for the IPO (and therefore the Rule 152 safe harbor may not be available), as long as the Convertible Debentures are sold in a concurrent transaction only to
(a) a limited number (expected to be 35 or fewer) of purchasers which will consist of ‘qualified institutional buyers’ (with the meaning of such term under Rule 144A under the Securities Act) and no more than three ‘Participating Institutional Investors’ [which Black Box for its purposes defined only as “accredited investors”], or
(b) not more than four purchasers, all of which are Institutional Investors [which Black Box for its purposes defined to be accredited investors within the meaning of Section 501 (a)(1) (2) (3) (7) and/or (8) of Regulation D] plus up to three Participating Institutional Noteholders [again defined by Black Box to be merely accredited investors], in either case in a transaction which would be a valid private placement if viewed separately... [Bracketed material added for emphasis.]
     Here we see introduced, the novel concept, inferred, that “qualified institutional buyers” as permissible buyers in “resale” transactions under Rule 144A may be more capable of fending for themselves in “original issue” transactions than accredited investors, codified by Rule 501(a), are capable of fending for themselves. The matter of levels, or tiers, of worthy investors is discussed further below.
     The Registrant believes it to be of compelling significance that Black Box took great care to differentiate the classes of prospective investors into two alternate groups, namely (i) qualified institutional buyers and (ii) accredited investors as defined in Section 501 (a) of Regulation D.
     To the foregoing proposal to conduct simultaneous offerings of the private placement of the Convertible Debentures and the registered public offering of common stock, the staff of the Commission responded as follows:
3. The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company’s proposed public common stock offering need not be integrated with the registered public offering. In reaching this position, the staff

Barbara C. Jacobs, Assistant Director
July 5, 2006

notes your representation that the Convertible Debentures transaction would be a valid private placement if viewed separately. [Underlining emphasis added.]
     Clearly the position adopted by the staff was the policy expressed by Black Box as follows:
It is our view that if the nature of the Convertible Debenture purchasers is such that they are capable of fending for themselves and do not need the protections afforded by registration under the Securities Act, then no purpose is served by integrating the offering to such purchasers with the registered offering. Furthermore, the Company’s ability to bind these sophisticated investors as soon as possible may be material to the Company’s ability to consummate the Recapitalization and it would be inefficient for the Company to incur the expense associated with the registration process for a transaction that, if viewed separately, would be a valid private placement, if the registration process results in little or no benefit to the purchasers.
     The language of the staff of the Commission, “...a limited number of purchasers, as described...” perforce includes the alternate class of purchasers designated by Black Box, and is here re-quoted for emphasis, as follows:
(b) not more than four purchasers, all of which are Institutional Investors [which Black Box for its purposes defined to be accredited investors within the meaning of Section 501 (a)(1) (2) (3) (7) and or (8) of Regulation D] plus up to three Participating Institutional Noteholders [again defined by Black Box to be merely accredited investors], in either case in a transaction which would be a valid private placement if viewed separately... [Bracketed material added for emphasis.]
Squadron
     Although the staff appeared to address the questions proffered by Squadron within the framework of “integration of the Black Box registered initial public offering and a simultaneous unregistered offering by Black Box of convertible debentures (the ‘Black Box’ offerings),” it is the respectful view of the Registrant that the response of the staff in Squadron is problematic, at least, in the following particulars:
•	The staff apparently held “informal” views that were, theretofore, not appropriate for publication or articulation, i.e., esoteric views.

•	The esoteric views of the staff included a classification of investors as “first-tier institutional investors,” a classification not sanctioned by statute, regulation or prior articulation by the Commission. In its proposed adoption of Rule 144A the Commission considered creating tiers but in adopting the rule it abandoned doing

Barbara C. Jacobs, Assistant Director
July 5, 2006

so. Rule 144A and Rule 501(a) have categories of “qualified buyers” and “accredited investors,” respectively, but no tiers within the categories. The difficulty with a “first-tier” classification, in these circumstances, is that it is entirely subjective and is not codified anywhere except in the context of resales under Rule 144A to buyers owning and investing $100 Million in securities who are created as a class of buyers not a tier of buyers. It cannot be a tier if there are no other lower or higher levels within the class. To be sure there are other classes of permissible resale buyers but these are not tiers and not so described or defined. Moreover, informal application of a tier standard to transactions of the nature under consideration here is susceptible of a subjective determination of worthiness of investors who are otherwise objectively worthy by codified definition.

•	That narrow construction clearly is intended to effect a narrow application to certain transactions further speaks to an arbitrary and subjective, and not codified, determination of worthiness of investors.

•	In specifying the “situations” where integration is not to be invoked, the staff in Squadron speaks of “...qualified institutional buyers for purposes of Rule 144A” (without numerical limitation) “and” “no more than two or three ‘large’ institutional accredited investors.” [parenthetical material and underlining added for emphasis.] Use of the conjunctive form by Squadron presents a quandary in the context of the two alternate groups of investors proposed by Black Box. One crucial question is: does this specification of investors encompass one or both of the groups of investors proposed by Black Box? Another is: is it required that there be both “qualified institutional buyers” and “large institutional accredited investors” or will one or the other of the alternate groups suffice?

•	Use of the adjective “large,” in the circumstance, is unhelpful because the concept “large” is objectively defined in Rule 501(a) and its use by Squadron in this context, again, is manifestly a subjective determination of relative worthiness of investors who are by codification in Rule 501(a) defined as worthy.

•	The staff speaks of a “structured financing” which, in the view of the Registrant, may well be synonymous with “a single plan of financing”— one of the five traditional factors to be considered in determining if integration should be invoked. Clearly the Black Box recapitalization was a single plan of financing and the public offering was the “cornerstone” of the recapitalization transaction and its private placements, including the Convertible Debentures. In this regard, it is the view of the Registrant that it is of singular significance that in neither Black Box nor Squadron did the staff of the Commission indicate whether or not it considered the traditional five factors in its analysis of whether or not the integration doctrine should have been applied.

Barbara C. Jacobs, Assistant Director
July 5, 2006

     In the circumstance of an attempt to reconcile Squadron with Black Box, the Registrant is of the view that it is most instructive to return to the position of the staff expressed in paragraph numbered “3” of its response letter to Black Box within the framework of the facts presented by Black Box. In this regard, one respected authority and commentator1 has suggested that “[i]nterpretations of securities regulatory issues should not be based on doctrines but rather on the underlying reasons for which the doctrines were created.” (Page 19)
     In the view of the Registrant it is highly perplexing that in neither Black Box nor Squadron were the “underlying reasons” for creating the doctrine of integration addressed.
The Rubicon and Phelps Dodge Transaction/Proposed Public Offering
     The Registrant is of the view that the transactions with Rubicon and Phelps Dodge, though not falling within the safe harbor of Rule 152 because the transaction was susceptible of renegotiation (in fact, has been renegotiated), the transaction does come within the policy and principle of Black Box and should not be integrated with the currently proposed public offering of common stock of the Registrant. Also, notwithstanding the Registrant’s criticism of Squadron, it is the view of the Registrant that the Rubicon/Phelps Dodge transaction is encompassed within the narrow and limited qualifying situations defined in Squadron. The Registrant’s view is based upon the following factors:
•	Both Rubicon and Phelps Dodge are accredited investors as prescribed in Rule 501(a)(3). Accordingly, by codification and no other facts to the contrary, these entities are capable of fending for themselves in the purchases of securities and do not need the protection afforded by the registration provisions of the Securities Act.

•	The limited qualifying situations defined in Squadron stipulated two categories of qualified purchasers,
     1. “qualified institutional buyers,” and
     2. “‘large’ institutional accredited investors” which by definitive exclusion cannot be “qualified institutional buyers,” but necessarily must be “institutional accredited investors.” Accordingly, to fall within the qualifying

1	Keller, Stanley, The Metaphysics of Integration of Private and Public Offerings, Presented at the Spring Meeting of the American Bar Association Section of Business Law, April 6-9, 2006, Tampa, Florida. Located at http://www.eapdlaw.com/files/News/9fd6b10a-1c20-4b7a-9c4b-5f8876321616/Presentat ion/NewsAttachment/7ec9728e-e8fd-4d14-9e68-6404c50965ae/Metaphysics%20of%20Integ ration%20of%20Private%20and%20Public%20Offerings.pdf

Barbara C. Jacobs, Assistant Director
July 5, 2006

term “large” the institutional accredited investor must fall within the range of size from $5 Million in total assets as provided in Rule 501(a) (3) up to the $100 Million of securities owned and invested on a discretionary basis specified in Rule 144A. Rubicon having in excess of an approximate $850 Million of total assets, and Phelps Dodge having an approximate $10 Billion of total assets, the Registrant is of the view that each of these entities easily qualifies as the “large institutional accredited investor” prescribed by Squadron.

•	The Registrant is of the view that common understanding instructs that the character of purchasers defined in Squadron does not require that a private placement transaction include both “qualified institutional buyers” and “large institutional accredited investors” and that the permissible number of purchasers in either category would be sufficient to meet the terms of the standard set forth in Squadron. This interpretation clearly would qualify Rubicon and Phelps Dodge as defined permissible purchasers.

•	In Squadron the “large institutional accredited investors” were limited to “two or three.” Rubicon and Phelps Dodge being “two” patently fall within the specified limit.
     It is the view of the Registrant that, on principle, and for the reasons for creating the doctrine of integration, application of the policy position adopted by the staff of the Commission in Black Box and Squadron to the Rubicon and Phelps Dodge transaction would not be contrary to nor prejudicial to the mission of the Commission to enforce the federal securities laws for the protection of investors.
     Applying three of the five factors traditionally employed to determine if integration is applicable demonstrates that these transactions are not “part of the same offering” as follows:
•	The original transactions with Rubicon and Phelps Dodge in July and October 2005 and the subsequent transaction with these two entities in May 2006 were discrete, single, negotiated plans of financing and there was no general solicitation of investors involved in obtaining these loans. There was only one solicitation in each case. Each of these parties is a separate investor and not a part of the general public to whom the public offering of common shares is proposed to be made. There is no basis for confusing any of these parties, individually or as a group, with prospective investors in the public offering proposed. Hence the public offering and the private placement of these securities are not part of a single plan of financing.

•	The initial transaction with Rubicon and Phelps Dodge was completed in October 2006 prior to the original filing of the Registration Statement. The subsequent issuance of shares occurred in May 2006, more than six months apart.

Barbara C. Jacobs, Assistant Director
July 5, 2006

•	The consideration received in the initial transaction consisted of cash used for operations and completion of the purchase of the mining concessions. No cash or other tangible assets were received in the subsequent transaction where the agreement with Rubicon and Phelps Dodge was modified to extend the registration filing requirement to avoid a liquidated damages provision and to eliminate the Canadian filing requirement.
     With respect to the remaining two factors to be considered in determining if separate sales are to be treated as “part of the same offering” and hence integrated, it is the Registrant’s view that:
•	Although the initial transaction involved preferred stock and warrants, and each security is convertible or exercisable into the same class of common stock issued in the May 2006 transaction, this criterion is of considerably less significance if the separate sales are clearly not a single plan of financing as herein demonstrated.

•	Whether the transactions under consideration are for the same general purpose is so abstract a concept as to be of little use in the analysis, for the reason that almost any act on behalf of an issuer is for the general purpose of furthering its good fortune.
     The Registrant understands that application of the doctrine of integration is fact intensive and “...depends on the particular facts and circumstances.” Moreover, the Registrant understands that it is the position of the Commission that no one or particular group of the five factors is determinative; however, that the single plan of financing factor can manifest that two separate sales are “part of the same offering.” In this respect, it is the view of the Registrant that in the circumstances under consideration the distinct transactions of July and October 2005 and May 2006 are not “part of the same offering” as established by application of the three factors discussed above.
     It is the view of the Registrant that the question of whether the transactions with Rubicon and Phelps Dodge should be integrated with the proposed public offering is answered as in the negative for the reason that consolidation does not change the character of these transactions from their character separately vis-à-vis the proposed public offering and, particularly, grounded on the Registrant’s assertion that there has been no stratagem to circumvent registration of these transactions.
Summary and Conclusions
     It is the view of the Registrant that the suggestion of Mr. Stanley Keller, in his paper on integration cited above, that “[i]nterpretations of securities regulatory issues should not be based on doctrines but rather on the underlying reason for which the doctrines were created” (page 19)

Barbara C. Jacobs, Assistant Director
July 5, 2006

is a sound principle upon which to address the issue of integration generally and, therefore, in the circumstances at issue here.
     The Registrant understands that the doctrine of integration was adopted as a solution to situations where a series of original issues of securities having the characteristics of a public offering were artificially separated by the issuer for the purpose of circumventing the registration requirements of the Securities Act.
     Characteristics of a Public Offering.
     In applying the integration solution, it is the view of the Registrant that to ascertain the distinguishing characteristics of a public offering provides persuasive guidance. The Registrant offers these characteristics for consideration as follows:
•	that being public, the offering is an indiscriminate offering to all manner of investors without regard for the suitability of such a purchase for offerees/ purchasers, except in limited circumstances, and

•	that the terms of the offering of the securities are not initially negotiable by either the issuer or the offeree/purchaser but rather are fixed and determined by the prospectus in each detail and are not subject to renegotiation subsequent to purchase, excluding for the purpose of this analysis the remedies available for anti-fraud violations, which would be available, as appropriate, to any issue of securities, private or public.
     It is the view of the Registrant that neither of the foregoing characteristics is present in any of the private placements under consideration here, either viewed separately or viewed as a group.
     In the circumstances and under the particular facts present, it is the view of the Registrant that to amalgamate any or all of the May 2006 private placement of the Registrant in relation to the proposed public offering would demonstrate the inefficacy and questionable feasibility of the doctrine of integration, as presently proposed to be enforced, and would be in disregard of the essential characteristics of all of these transactions.
     In the May 2006 private placement to Rubicon and Phelps Dodge under consideration there are no series of sales of securities offered indiscriminately to all manner of investors. The private placement was negotiated one on one with each investor who was clearly able to fend for itself and did not need the protection otherwise afforded by registration under the Securities Act. Manifestly, there has been no attempt to circumvent the registration requirements.

Barbara C. Jacobs, Assistant Director
July 5, 2006

     Rather than mechanically integrating the proposed public offering of the Registrant with its private placement under the doctrine of integration, the Registrant is of the view that the primary reason for adopting the doctrine demonstrates that it should not be imposed.
     Reasons for Creating the Doctrine of Integration.
     Clearly the principal reason for creating the doctrine of integration was not merely to integrate separate sales of securities but was to remedy the practice of “circumventing” the registration requirements of the Securities Act.
     Because this underlying reason should be the primary consideration in any determination of whether to impose the doctrine, it is the view of the Registrant that the term “circumvention” should be apprehended and as understood treated as the controlling element in such determination. To this purpose Webster’s New Collegiate Dictionary provides as follows:
     “Circumvent...2: to check or defeat esp. by ingenuity or stratagem...” and
     “Stratagem 1a: an artifice or trick in war for deceiving the enemy... and
     b: a cleverly contrived trick or scheme for gaining an end” and
     2: skill in ruses or trickery.”
     To the likely assertion that the term “circumvention” is too abstract and broad and that, therefore, establishing a stratagem to avoid registration is too heavy a burden to place on enforcement, the Registrant observes that this burden is no more onerous than the burden borne by enforcement in an anti-fraud proceeding under the federal securities acts.
     Examination of the private placement with Rubicon and Phelps Dodge and the proposed public offering under consideration here, the Registrant firmly asserts, demonstrates that there is no artifice, trick, ruse or deceit being employed by any party to these transactions for the purpose of avoiding registration.
     Moreover, the Registrant is of the view that because the Registrant effected its private placement in the manner it did and by recognizing the need for registration of its common stock offering the Registrant in demonstrating its cognizance of the registration requirements and demonstrating an intent to comply with the securities laws and not an intent to circumvent those laws or, for that matter, doctrines.
     Accordingly, consistent with the policy adopted in Black Box and Squadron and in recognition of the principal reason underlying the doctrine of integration, the Registrant is of the view that integration of any of its May 2006 private placement transaction with Rubicon and

Barbara C. Jacobs, Assistant Director
July 5, 2006

Phelps Dodge and its proposed public offering would provide no benefit to any of the parties and would provide no benefit to offerees/investors in the proposed registered public offering.
     The Registrant, respectfully, is of the view that it would be prejudicially unsound policy to impose the doctrine of integration on valid private placements with worthy investors, as defined by regulation, simply because the private placements occur contemporaneously with a registered public offering. In such contemporaneous circumstances, the private placements do not become less valid, the investors therein do not become less worthy, and the investors in the public offering do not suffer any harm.
     Moreover, the Registrant is of the firm view that it would be a highly prejudicial, mechanical and unsound policy to impose the abstract concept of integration in a situation where there is absolutely no evidence or reasonable inference of any trick, artifice or deceit designed to circumvent the registration requirements of the Securities Act – circumvention being the primary underlying reason and warrant for creating the doctrine and the evil which it was designed to overcome.

Respectfully submitted,

/s/ Ronald N. Vance
Ronald N. Vance
cc: Michael Kurtanjek, President